SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

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+852 2514-7660	dfertig@stblaw.com

September 29, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Cecilia Blye, Chief, Office of Global Security Risk

Jennifer Hardy, Special Counsel

Re:                             Alibaba Group Holding Limited

Form 20-F for the Fiscal Year Ended March 31, 2017

Filed June 15, 2017

File No. 1-36614

Ladies and Gentlemen:

On behalf of our client, Alibaba Group Holding Limited, a company organized under the laws of the Cayman Islands (together with its subsidiaries, the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 7, 2017 (the “September 7 Comment Letter”), relating to the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2017 filed with the Commission on June 15, 2017 (the “2017 20-F”).

Set forth below are the Company’s responses to the Staff’s comments in the September 7 Comment Letter.  The Staff’s comments are retyped below for ease of reference.

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DANIEL FERTIG	ADAM C. FURBER IAN C. HO	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL	CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

Risk Factors, page 8

We may suffer reputational harm and the price of our ADSs may decrease significantly due to business dealings by, or connections of, merchants or consumers on our marketplaces with sanctioned countries or person, page 32

1.                                                              We note your disclosure about Syria, and note that you no longer identify Sudan in your disclosure. In your letters to us dated June 16, 2014 and July 11, 2014, you described contacts with Syria and Sudan. As you are aware, both Syria and Sudan are designated by the U. S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Although Treasury’s Office of Foreign Assets Control has issued a general license suspending OFAC Sudan sanctions, under Executive Order 13804, the review period for consideration of removal of those sanctions has been extended until October 12, 2017. In future filings, please consider the then-current status of the revocation of Sudan sanctions and, if you then have contacts with Sudan, consider identifying Sudan in your disclosure and including quantitative information about Sudan.

The Company acknowledges the Staff’s comment and confirms that it did and will continue to consider the then-current status of the revocation of Sudan sanctions when preparing and making disclosures in its filings.  The Company respectfully refers the Staff to its responses to Comments 2 and 3 for further information concerning contacts with Sudan subsequent to July 2014.

2.                                                              Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letters, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. In this regard, we note that Alibaba.com includes listings by sellers in Syria, and provides listings for shipping services to Sudan. A recent news article reports that Alibaba representatives were part of a trade delegation to Syria in June 2017. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

The Company advises the Staff that the Company does not, directly or through any affiliates, conduct business operations or maintain any assets or employees in Syria or Sudan.  In addition, the Company does not have any agreements or commercial arrangements with the governments of Syria or Sudan or entities they control.

Due to the globally interconnected nature of the Internet, the Company’s online marketplace platforms, i.e., Alibaba.com, AliExpress and the Taobao Marketplace and Tmall (“Taobao and Tmall”), may be accessed from anywhere in the world.  However, as detailed below, Alibaba.com, AliExpress, and Taobao and Tmall restrict the activities of certain sellers and buyers and their transactions on these online marketplace platforms.

The Company is providing the following details concerning each of the above marketplace platforms in response to the Staff’s comment concerning the nature and extent of past, current, and anticipated contacts with Syria and Sudan since the 2014 letters.

Alibaba.com

Alibaba.com is the Company’s wholesale marketplace for global trade with buyers all over the world and sellers mainly from China but also with sellers from other countries.  Both buyers and sellers on Alibaba.com are registered as members.  The Company derives revenues on Alibaba.com from (1) membership fees from paying sellers (referred to as “paying members”), which allow these sellers to host premium storefronts and complete transactions on Alibaba.com, and (2) fees from online marketing services and other value-added services, which are only offered to paying members.  Non-paying members (including buyers and non-paying sellers who can be located in any country, including Syria and Sudan) are not required to pay any fees.  Sellers who are non-paying members may post a small number of product listings on Alibaba.com for no charge, but cannot complete transactions or use the online marketing or other value-added services on Alibaba.com.  The vast majority of members of Alibaba.com are non-paying members.  Alibaba.com does not generate any revenue from its non-paying members.

In May 2016, Alibaba.com stopped accepting and renewing paying members from Syria and Sudan, and removed the then-existing paying members with registered addresses in those countries after refunding them their membership fees.  As of August 31, 2017 (the end of the most recent full month), Alibaba.com had over 310 million members (including both paying and non-paying members) in total around the world; it had no paying members from Syria or Sudan, and had 67,580 and 63,601 non-paying members, respectively, in those countries, representing 0.02% and 0.02%, respectively, of Alibaba.com’s total members.

Beginning in fiscal year 2017 (which started in April 2016), Alibaba.com stopped generating revenue from Syria or Sudan.  Previously, Alibaba.com generated total revenue of RMB123,880 (US$18,789)1 and RMB45,350 (US$6,883), respectively, from paying members in Sudan and Syria during the period from July 1, 2014 through the end of fiscal year 2016 (which ended March 31, 2016).

1                   RMB to US$ translations in this letter are made at RMB6.5888 to US$1.00, the exchange rate on August 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

Also since the first quarter of 2016, Alibaba.com has stopped all transactions with delivery addresses in Syria and Sudan (although the listings of shipping services to the sanctioned countries are still permitted on Alibaba.com, no such transactions can be settled using the Alibaba.com platform), and there have been no completed transactions involving delivery of goods to any buyer providing a delivery address in those countries.  Previously, there were only very small numbers of completed transactions on Alibaba.com from buyers in Sudan and Syria.  From September 2014 through the end of fiscal year 2016 (which ended March 31, 2016), there were a total of 17 and 6 transactions completed on Alibaba.com by buyers in Sudan and Syria, respectively, representing aggregate GMV of US$5,660 and US$1,441, respectively, from those countries.

AliExpress

AliExpress is the Company’s global marketplace targeting consumers from around the world who buy directly from manufactures and distributors that are mainly from China.  The Company generates revenue on AliExpress from: (1) commissions from third-party merchants who sell on AliExpress based on transaction amounts; and (2) online marketing services and other fees charged to sellers.

AliExpress does not recruit sellers in Syria or Sudan.  Between July 2014 and August 2017, AliExpress had no sellers from either Syria or Sudan, and generated no membership-related revenue in those countries during the same period.

AliExpress generated commission revenue from sellers located in countries other than Syria and Sudan in respect of transactions where the buyers were from Syria or Sudan.  For the period from July 2014 through the end of August 2017, AliExpress generated commission revenue of US$9,240 and US$13,402, respectively, from transactions completed by buyers from Sudan and Syria.

Starting in the first quarter of 2016, AliExpress has stopped transactions where buyers provide a delivery address in Syria or Sudan.  Prior to that, there were 2,074 transactions and 564 transactions conducted on AliExpress delivered to addresses in Sudan and Syria, respectively, with an aggregate GMV of US$121,705 and US$17,423, respectively, during the period from July 2014 through the end of 2015.

Taobao and Tmall

Taobao and Tmall are the Company’s online consumer marketplaces where consumers purchase products from individuals and small businesses, in the case of the Taobao Marketplace, and from recognized brands and retailers, in the case of Tmall.

Content on Taobao and Tmall is generally in the Chinese language and transactions are settled in RMB, and these marketplace platforms are accordingly targeted at Chinese consumers.  All sellers on Taobao and Tmall are required to have Alipay accounts before they may conduct business on Taobao and Tmall, and as a result of Alipay’s screening policy, no sellers on Taobao and Tmall are from Syria or Sudan.  Users from Syria and Sudan are not allowed to register as buyers on Taobao and Tmall.  Once a seller or buyer has an account on Taobao and Tmall, if such seller or buyer relocates to or becomes a resident in Syria or Sudan, they may conduct transactions on Taobao and Tmall from those countries (whether or not delivery involves any shipment to Syria or Sudan).

During the period from July 2014 through August 2017, a total of 62,748 and 3,126 transactions were conducted by buyers with IP addresses in Sudan and Syria, respectively, with a total GMV of RMB14.1 million (US$2.1 million) and RMB0.8 million (US$0.1 million), respectively.

As noted above, due to Alipay’s screening policy, no sellers on Taobao and Tmall are from Syria or Sudan.  During the period from July 2014 to August 2017, the Company generated a total of RMB68,436 (US$10,387) in online marketing service revenue from five sellers who the Company believes were Chinese nationals but completed transactions using IP addresses in Sudan and Syria at least once during this period.  Taobao and Tmall did not generate any other revenue from Sudan or Syria during the same period.

The Company advises the Staff that it currently intends to maintain its measures described above; namely, a bar on paying memberships on Alibaba.com, the blocking of attempted transactions with delivery addresses to Syria and Sudan on Alibaba.com and AliExpress, and its existing policy with regard to seller and buyer registration on Taobao and Tmall.  Based on its current plan, the Company believes that any commercial contacts relating to these online marketplace platforms will continue to be de minimus in nature, accounting for very smaller portions of the number or percentage of transactions and GMV transacted through these marketplaces.

With regard to the news article referred to in the September 7 Comment Letter regarding a trade delegation to Syria in June 2017, the Company respectfully advises the Staff that, based on internal records and inquiries of personnel in relevant departments, the Company did not find any records that indicated any employees of the Company participated in such a trade delegation during such period.

3.                                                              Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.

As discussed in greater detail in the response to Comments 2 above, the Company wishes to note that it does not have any business operations or employees in either Syria or Sudan.  The Company’s contacts with Syria and Sudan through the Company’s online marketplace platforms have been de minimus in nature and immaterial to the Company’s business and financial results.  In addition, as described in the Company’s response to Comment 2 above, the Company has taken steps to progressively reduce contacts with Syria and Sudan.

As the Company’s mission is “to make it easy to do business anywhere”, the Company believes it is in keeping with this mission to provide online marketplace platforms accessible to consumers and businesses across the world.  In implementing that mission, the Company is committed to complying with all relevant laws and regulations.

In disclosing the qualitative risks relating to its contacts with sanctioned countries (including Syria and Sudan), the Company discussed in the referenced risk factor in the 2017 20-F that, among other things, “[the Company] cannot assure you that current or future economic and trade sanctions regulations or developments will not have a negative impact on [the Company’s] business or reputation” and “[c]ertain institutional investors…have proposed or adopted divestment or similar initiatives regarding investments in companies that do business with Sanctioned Countries. Accordingly, as a result of activities on [the Company’s] marketplaces involving users based in the Sanctioned Countries, certain investors may not wish to invest, and certain financial institutions may not wish to lend or extend credit and may divest their investment in, or seek early repayment of loans to [the Company]. These divestment initiatives may negatively impact [the Company’s] reputation and investor sentiment with respect to [the Company’s] ADSs may be materially and adversely affected.”

Based on the level of contacts with Syria and Sudan and the measures the Company has taken to limit such contacts, the Company respectfully submits that it believes it has disclosed all material quantitative and qualitative information in the referenced risk factor in the 2017 20-F for a reasonable investor to make an investment decision.

4.                                                              We are aware of recent news reports discussing your joint venture with Norinco involving the BeiDou satellite navigation system. They report that China will develop BeiDou at ground stations in Iran, and that units of a science and technology department of Iran’s Presidential Office may be involved in implementing Bei Dou. Please tell us whether you have been involved and/or will be involved in the Iranian applications of BeiDou.

The Company respectfully advises the Staff that neither Alibaba nor the joint venture it has established with Norinco (the “Joint Venture”) has been involved, or has any plan of being involved, in any Iranian applications of BeiDou or ground stations in Iran as the Staff referred to in the September 7 Comment Letter.  The Company wishes to clarify that neither the Company nor the Joint Venture is involved in any development, construction or application of the BeiDou navigation satellite system.  The Joint Venture provides location service solutions for commercial uses on the basis of positioning data provided by satellite navigation systems, including BeiDou, GPS and Galileo, through leveraging Internet and data technologies to help enhance the accuracy of location-based services.  The Joint Venture currently only operates in China.

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If you have any question regarding the responses contained in this Letter, please do not hesitate to contact me at +852-2514-7660 or dfertig@stblaw.com or my colleagues Abram Ellis (+1 (202) 636-5579 or aellis@stblaw.com) or George Wang (+1 (212) 455-2228 or gwang@stblaw.com).

Very truly yours,

/s/ Daniel Fertig

Daniel Fertig

Enclosures

cc:                                Daniel Yong Zhang, Chief Executive Officer

Maggie Wu, Chief Financial Officer

Timothy A. Steinert, Esq., General Counsel

Alibaba Group Holding Limited

Abram J. Ellis, Esq.

George Wang, Esq.

Simpson Thacher & Bartlett LLP